OMB APPROVAL
OMB Number:
Expires:
Estimated average burden
hours per response......

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2016

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D/A	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101	Schedule 13D/A	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 819047 101	Schedule 13D/A	Page 9 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 10 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,262,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.0% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 11 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,271,910
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,271,910
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,271,910
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.1% beneficial ownership of the voting stock based on 36,255,355 shares of Common Stock outstanding as of March 16, 2016
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 12 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	As of the date of this statement, (i) GEI VI is the record owner of 546,306 shares of A-Common and 3,800,428 shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common”), (ii) GEI Side VI is the record owner of 2,590,657 shares of A-Common, and (iii) Malted is the record owner of 32,800 shares of A-Common and 284,468 shares of B-Common.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On March 14, 2016, (i) GEI VI tendered to the Issuer 87,640 LLC Interests and 87,640 shares of B-Common in exchange for 87,640 shares of A-Common, and (ii) Malted tendered to the Issuer 6,560 LLC Interests and 6,560 shares of B-Common in exchange for 6,560 shares of A-Common. On March 30, 2016, (i) GEI VI tendered to the Issuer 438,198 LLC Interests and 438,198 shares of B-Common in exchange for 438,198 shares of A-Common, and (ii) Malted tendered to the Issuer 32,800 LLC Interests and 32,800 shares of B-Common in exchange for 32,800 shares of A-Common. Prior and subsequent to the March 14, 2016 and March 30, 2016 redemptions, the Reporting Persons executed the transactions set forth in Item 5(c).

On March 30, 2016, the LGP Stockholders and J.P. Morgan Securities LLC entered into a Sales Plan (the “10b5-1 Plan”). Under the 10b5-1 Plan, the LGP Stockholders may sell up to 2 million shares of the Issuer’s A-Common through December 30, 2016, with daily and monthly sales volume limitations of no more than 50,000 and 250,000 shares, respectively (the 50,000 per day trading limitation exists under the previously disclosed Trading Agreement). All sales of shares of Common Stock under the 10b5-1 Plan are subject to certain minimum price conditions. The LGP Stockholders are attempting to sell these shares of A-Common to achieve the investment objectives of broader diversification of investments, while reducing the risk of over-concentration in a particular investment.

CUSIP No. 819047 101	Schedule 13D/A	Page 13 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	7,271,910	0	7,262,910	20.0%
GEI Side VI	7,271,910	0	7,262,910	20.0%
Malted	7,271,910	0	7,262,910	20.0%
Jonathan D. Sokoloff	7,271,910	0	7,262,910	20.0%
J. Kristofer Galashan	7,271,910	9,000	7,271,910	20.1%
Other Reporting Persons	7,271,910	0	7,262,910	20.0%

*	All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)	The following table sets forth all transactions with respect to shares of Common Stock effectuated during the past 60 days by any of the Reporting Persons. Each day’s sales comprised open market transactions made on that day, and the price per share reported is the weighted average sale price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of Common Stock and prices at which the trades were effected.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI VI	March 9, 2016	29,958	$36.03
GEI Side VI	March 9, 2016	17,855	$36.03
Malted	March 9, 2016	2,187	$36.03
GEI VI	March 10, 2016	29,959	$35.08
GEI Side VI	March 10, 2016	17,855	$35.08
Malted	March 10, 2016	2,186	$35.08
GEI VI	March 11, 2016	29,958	$34.72
GEI Side VI	March 11, 2016	17,855	$34.72
Malted	March 11, 2016	2,187	$34.72
GEI VI	March 15, 2016	29,959	$34.05
GEI Side VI	March 15, 2016	17,855	$34.05
Malted	March 15, 2016	2,186	$34.05
GEI VI	March 16, 2016	29,958	$33.59
GEI Side VI	March 16, 2016	17,855	$33.59
Malted	March 16, 2016	2,187	$33.59
GEI VI	March 17, 2016	29,958	$34.04
GEI Side VI	March 17, 2016	17,855	$34.04
Malted	March 17, 2016	2,187	$34.04

CUSIP No. 819047 101	Schedule 13D/A	Page 14 of 16 Pages

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On March 30, 2016, the LGP Stockholders and JPMS entered into the 10b5-1 Plan referenced in Item 4. The LGP Stockholders or the Issuer may terminate the 10b5-1 Plan at any time upon three days’ prior written notice.

CUSIP No. 819047 101	Schedule 13D/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of April 1, 2016

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

LGP Malted Coinvest LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

GEI Capital VI, LLC

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Green VI Holdings, LLC

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

CUSIP No. 819047 101	Schedule 13D/A	Page 16 of 16 Pages

LGP Management, Inc.

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Peridot Coinvest Manager LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

/S/ ADRIAN J. MAIZEY
Adrian J. Maizey, as Attorney-in-Fact for
Jonathan D. Sokoloff

/S/ ADRIAN J. MAIZEY
Adrian J. Maizey, as Attorney-in-Fact for
J. Kristofer Galashan